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                               June 17, 2024

       Guohua Huang
       Chief Executive Officer
       EPWK Holdings Ltd.
       Building #2, District A, No. 359 Chengyi Rd.
       The third phase of Xiamen Software Park
       Xiamen City, Fujian Province
       The People   s Republic of China, 361021

                                                        Re: EPWK Holdings Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed May 21, 2024
                                                            File No. 333-269657

       Dear Guohua Huang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       Cover Page

   1. Please explain to us in further detail how you intend to price this offering (for example, whether you intend to
use a fixed price until you are listed on Nasdaq, or whether your prospectus cover page
contemplates use of a price range as evidenced by your disclosure on page 174). In this
regard, we note that it does not appear to be sufficient to provide an
                                                        "assumed" offering
price. Refer to Item 501(b)(3) of Regulation S-K and the instructions thereto.
       Capitalization, page 70

   2. We note you have short term bank loans outstanding in the latest balance sheet presented in the filing. Please
revise the table to include this indebtedness pursuant to Item 3.B
 Guohua Huang
FirstName  LastNameGuohua Huang
EPWK Holdings   Ltd.
Comapany
June       NameEPWK Holdings Ltd.
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
         of Form 20-F as directed by Item 4.a of Form F-1.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 77

3. Here and elsewhere you refer to the amount/number of GMV, projects and registered users. Please discuss the relevance of these to your generation of revenue and costs incurred to conduct your business and why these items are meaningful to your investors. From the breakdown of your net revenues on page 82 and following discussion of other results it is not clear how these relate to/impact your revenue and costs of operations.
Results of Operations
Key Components of Results of Operations
Operating expenses
Gross Profit, page 82

4. Please analyze the material variances in the gross profit percentage between periods.
Sales and marketing expenses, page 83

5. You state sales and marketing expenses consist primarily of labor costs for sales personnel and other miscellaneous selling expenses. In the associated table you present lines for labor expenses and marketing expenses. Please disclose what marketing expenses represent.
Liquidity and Capital Resources
Operating activities, page 89

6. Please discuss the operational reasons for the reported negative operating cash flows for each period presented and explain how you intend to meet your cash requirements and maintain operations in such circumstance. Refer to instruction 1 to "Instructions to Item 5"
         in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition. Further, note your disclosure here should be a comparative analysis of changes in operating cash flows between periods and not how operating cash flows were derived for each period.
Related Party Transactions, page 140

7. To the extent applicable, please update the information in this section through the date of the prospectus. Refer to Item 7.B of Form 20-F. In this regard, we note your disclosure on page 141 that "[d]uring the six-month ended December 31, 2023 and the years ended June
         30, 2023 and 2022, other than the loan from/to the related parties, no other transaction occurred," which suggests that this section is updated only through December 31, 2023.
 Guohua Huang
FirstName  LastNameGuohua Huang
EPWK Holdings   Ltd.
Comapany
June       NameEPWK Holdings Ltd.
     17, 2024
June 17,
Page 3 2024 Page 3
FirstName LastName
Consolidated Financial Statements, page F-3

8. We note several liability balance amounts as of June 30, 2022, investing and financing activity amounts for the year ended June 30, 2022, and notes to the financial statements pertaining to the preceding items disclosed in the filing made on May 20, 2024 differ from amounts reported in the filing made on September 1, 2023. Please explain to us and disclose why amounts as of and for the year ended June 30, 2022 were revised in the May
         20, 2024 filing and why you did not label the affected June 30, 2022 financial statements in the May 20, 2024 filing as restated.
General

9. Please revise the prospectus cover page of the resale prospectus to include the disclosure sought by the staff's Sample Letters to China-Based Companies, as well as the offering price (if fixed) or offering price range in the initial public offering. Also revise page Alt-3 to identify the natural person(s) with voting and/or investment control over the shares held by the entity selling shareholders. Please disclose whether the natural persons that control the selling shareholders have had any position, office or material relationships within the past three years with the company (in addition to your current disclosure in the last paragraph of this section regarding the entity selling shareholders).
10. With a view to disclosure, please tell us when the selling shareholders acquired the shares subject to the resale, how and from whom they acquired the shares, and whether the selling shareholders are in the business of underwriting securities. Also tell us why you have determined to register the resale simultaneously with the primary offering, and what consideration was given, by you and the underwriters, to entering into lock-up agreements with the selling shareholders.
11. We note the revisions you made to your disclosure on the cover page, in the prospectus summary and in the risk factors relating to legal and operational risks associated with operating in China and the PRC, uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and the resultant enforceability of the contractual arrangements with the VIE. It is unclear to us that there have been changes in the regulatory environment in the PRC since the last registration statement that was filed on September 1, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, or may disallow the structure of your business, including your VIE structure, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities
         rules, the term    control    (including the terms    controlling,
  controlled by,    and    under
         common control with   ) as defined in Securities Act Rule 405 means
the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
 Guohua Huang
EPWK Holdings Ltd.
June 17, 2024
Page 4
      otherwise.    The Sample Letters also sought specific disclosures
relating to uncertainties
      regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Please restore the disclosures in these areas to the disclosures as they existed in the registration statement you filed on September 1, 2023.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameGuohua Huang
                                                            Division of
Corporation Finance
Comapany NameEPWK Holdings Ltd.
                                                            Office of Trade &
Services
June 17, 2024 Page 4
cc:       Fang Liu, Esq.
FirstName LastName